FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 25 August, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
25 August 2021
Transaction in Own Shares

NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1 each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 August 2021	517,188	214.20	212.40	213.4791	LSE
25 August 2021	0	0.00	0.00	0.0000	CHIX
25 August 2021	0	0.00	0.00	0.0000	BATE

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 30 July 2021, as announced on 2 August 2021.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 190,436,956 Ordinary Shares in treasury and have 11,529,412,445 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
25 August 2021	08:00:41	BST	6019	213.20	LSE	1562923
25 August 2021	08:00:41	BST	2028	213.20	LSE	1,562,921
25 August 2021	08:00:43	BST	3035	213.00	LSE	1,563,053
25 August 2021	08:00:43	BST	4655	213.00	LSE	1,563,051
25 August 2021	08:02:01	BST	7233	212.70	LSE	1,566,117
25 August 2021	08:05:50	BST	6833	213.30	LSE	1,572,594
25 August 2021	08:05:50	BST	1490	213.30	LSE	1,572,592
25 August 2021	08:08:16	BST	3371	213.20	LSE	1,576,502
25 August 2021	08:08:16	BST	4496	213.20	LSE	1,576,500
25 August 2021	08:12:26	BST	9020	213.40	LSE	1,583,189
25 August 2021	08:14:07	BST	6208	213.00	LSE	1,585,897
25 August 2021	08:14:07	BST	1905	213.00	LSE	1,585,899
25 August 2021	08:16:09	BST	8490	212.70	LSE	1,590,006
25 August 2021	08:21:35	BST	8278	212.40	LSE	1,599,603
25 August 2021	08:28:56	BST	1701	212.70	LSE	1,611,480
25 August 2021	08:30:27	BST	6644	212.80	LSE	1,614,618
25 August 2021	08:30:27	BST	1500	212.80	LSE	1,614,616
25 August 2021	08:30:27	BST	8766	212.80	LSE	1,614,614
25 August 2021	08:32:46	BST	3717	213.20	LSE	1,618,285
25 August 2021	08:32:46	BST	3594	213.20	LSE	1,618,283
25 August 2021	08:34:41	BST	2645	213.20	LSE	1,622,193
25 August 2021	08:34:41	BST	5266	213.20	LSE	1,622,191
25 August 2021	08:41:51	BST	8458	213.50	LSE	1,635,436
25 August 2021	08:41:51	BST	309	213.50	LSE	1,635,434
25 August 2021	08:45:36	BST	7343	213.60	LSE	1,642,471
25 August 2021	08:54:59	BST	8194	213.40	LSE	1,659,163
25 August 2021	08:56:39	BST	6434	213.40	LSE	1,661,925
25 August 2021	08:56:39	BST	2401	213.40	LSE	1,661,923
25 August 2021	08:57:23	BST	7290	213.20	LSE	1,663,167
25 August 2021	08:57:23	BST	728	213.20	LSE	1,663,165
25 August 2021	09:10:58	BST	6818	213.50	LSE	1,685,113
25 August 2021	09:10:58	BST	2081	213.50	LSE	1,685,111
25 August 2021	09:10:58	BST	15760	213.60	LSE	1,685,109
25 August 2021	09:11:46	BST	8615	213.40	LSE	1,686,163
25 August 2021	09:16:05	BST	2907	213.50	LSE	1,691,669
25 August 2021	09:16:05	BST	5662	213.50	LSE	1,691,667
25 August 2021	09:16:06	BST	1085	213.40	LSE	1,691,687
25 August 2021	09:16:06	BST	6945	213.40	LSE	1,691,689
25 August 2021	09:16:06	BST	242	213.40	LSE	1,691,691
25 August 2021	09:16:29	BST	8192	213.10	LSE	1,692,148
25 August 2021	09:21:14	BST	7821	213.40	LSE	1,698,019
25 August 2021	09:27:49	BST	8027	213.80	LSE	1,706,815
25 August 2021	09:27:55	BST	7945	213.70	LSE	1,706,911
25 August 2021	09:32:25	BST	8473	213.60	LSE	1,713,370
25 August 2021	09:32:36	BST	8997	213.50	LSE	1,713,684
25 August 2021	09:35:40	BST	8414	213.30	LSE	1,717,915
25 August 2021	09:43:31	BST	7508	213.30	LSE	1,729,146
25 August 2021	09:46:03	BST	981	213.40	LSE	1,732,458
25 August 2021	09:46:03	BST	4412	213.40	LSE	1,732,456
25 August 2021	09:46:03	BST	2375	213.40	LSE	1,732,454
25 August 2021	09:52:07	BST	8406	213.40	LSE	1,739,911
25 August 2021	09:56:38	BST	7716	213.40	LSE	1,745,306
25 August 2021	09:57:38	BST	8898	213.40	LSE	1,746,482
25 August 2021	10:00:43	BST	8084	213.20	LSE	1,750,313
25 August 2021	10:08:01	BST	6473	213.10	LSE	1,758,135
25 August 2021	10:08:01	BST	2121	213.10	LSE	1,758,133
25 August 2021	10:19:32	BST	7650	213.40	LSE	1,771,191
25 August 2021	10:21:53	BST	7807	213.50	LSE	1,774,007
25 August 2021	10:22:47	BST	1432	213.40	LSE	1,774,993
25 August 2021	10:22:47	BST	5988	213.40	LSE	1,774,991
25 August 2021	10:29:28	BST	7313	213.70	LSE	1,781,894
25 August 2021	10:33:19	BST	4502	213.70	LSE	1,785,193
25 August 2021	10:33:19	BST	3639	213.70	LSE	1,785,191
25 August 2021	10:38:59	BST	8334	213.80	LSE	1,790,682
25 August 2021	10:38:59	BST	431	213.80	LSE	1,790,684
25 August 2021	10:42:24	BST	4700	213.70	LSE	1,794,347
25 August 2021	10:42:24	BST	271	213.70	LSE	1,794,345
25 August 2021	10:42:24	BST	2157	213.70	LSE	1,794,343
25 August 2021	10:42:24	BST	1392	213.70	LSE	1,794,341
25 August 2021	10:42:24	BST	23	213.70	LSE	1,794,339
25 August 2021	10:45:06	BST	7386	213.60	LSE	1,797,231
25 August 2021	10:45:30	BST	7024	213.50	LSE	1,797,794
25 August 2021	10:45:30	BST	2003	213.50	LSE	1,797,792
25 August 2021	10:53:56	BST	8156	213.90	LSE	1,807,630
25 August 2021	10:55:45	BST	8573	213.90	LSE	1,809,699
25 August 2021	11:05:02	BST	8702	213.90	LSE	1,818,138
25 August 2021	11:09:48	BST	7650	213.90	LSE	1,822,087
25 August 2021	11:09:58	BST	6431	213.80	LSE	1,822,175
25 August 2021	11:09:58	BST	1201	213.80	LSE	1,822,173
25 August 2021	11:10:13	BST	2562	213.70	LSE	1,822,411
25 August 2021	11:10:13	BST	1595	213.70	LSE	1,822,409
25 August 2021	11:10:13	BST	4165	213.70	LSE	1,822,407
25 August 2021	11:18:00	BST	810	213.80	LSE	1,827,928
25 August 2021	11:18:00	BST	2933	213.80	LSE	1,827,926
25 August 2021	11:18:00	BST	810	213.80	LSE	1,827,924
25 August 2021	11:18:00	BST	1900	213.80	LSE	1,827,922
25 August 2021	11:18:00	BST	2200	213.80	LSE	1,827,920
25 August 2021	11:18:00	BST	5190	213.80	LSE	1,827,918
25 August 2021	11:18:00	BST	2457	213.80	LSE	1,827,916
25 August 2021	11:21:11	BST	8033	213.80	LSE	1,830,085
25 August 2021	11:25:45	BST	2919	213.60	LSE	1,833,169
25 August 2021	11:29:55	BST	8660	213.80	LSE	1,835,822
25 August 2021	11:31:30	BST	6297	213.70	LSE	1,836,900
25 August 2021	11:31:30	BST	1080	213.70	LSE	1,836,898
25 August 2021	11:39:35	BST	2068	213.50	LSE	1,842,420
25 August 2021	11:49:12	BST	9537	214.00	LSE	1,849,001
25 August 2021	11:49:12	BST	1234	214.00	LSE	1,848,999
25 August 2021	11:55:06	BST	1184	214.10	LSE	1,852,764
25 August 2021	11:55:06	BST	5428	214.10	LSE	1,852,762
25 August 2021	11:55:06	BST	1767	214.10	LSE	1,852,760
25 August 2021	11:55:06	BST	8934	214.20	LSE	1,852,756
25 August 2021	11:55:06	BST	9651	214.20	LSE	1,852,754

Date: 25 August 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary